UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ **Form C: Offering Statement**
- ☐ **Form C-U: Progress Update:**
- ☑ **Form C/A: Amendment to Offering Statement:**
  - ☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
- ☐ **Form C-AR: Annual Report**
- ☐ **Form C-AR/A: Amendment to Annual Report**
- ☐ **Form C-TR: Termination of Reporting**

Name of issuer: Damsel Productions LLC
Legal status of issuer:
Form: LLC
Jurisdiction of Incorporation/Organization: Delaware
Date of organization): 8/17/2016
Physical address of issuer: 8 The Green STE B Dover Delaware 19901
Website of issuer: www.damselgame.net

ame of intermediary through which the offering will be conducted: Manorhaven Capital, LLC
CIK number of intermediary: 0001058484
SEC file number of intermediary: 008-50911
CRD number, if applicable of intermediary: 44965
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

The Intermediary will receive 5% of the total amount raised, a right of first refusal, and a non-refundable 4.00 processing fee for each investment commitment made.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: No

Type of security offered: Revenue Sharing Interest
Target number of securities to be offered: 2,000
Price (or method for determining price): $25
Target offering amount: 50,000
Oversubscriptions accepted: ☑ Yes ☐ No
If yes disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☑ First-come first-served basis
☐ Other – provide a description:
Maximum offering amount (if different from target offering amount): $100,000
Deadline to reach the target offering amount: 6/30/17

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 2

Total Assets:	Most recent fiscal year-end:	$350,890	Prior fiscal year-end:	N/A
Cash & Cash Equivalents:	Most recent fiscal year-end:	$500	Prior fiscal year-end:	N/A
Accounts Receivable:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Short-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Long-term Debt:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Revenues/Sales	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Cost of Goods Sold:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Taxes Paid:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0
Net Income:	Most recent fiscal year-end:	$0	Prior fiscal year-end:	$0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

Alabama, Arkansas, California, Colorado, Connecticut, District of Colombia, Florida, Georgia, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Mississippi, Montana, Nebraska, Nevada, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin

FORM C OFFERING STATEMENT

Amendment No. 8 April 25, 2017

Damsel Productions, LLC

Revenue Sharing Interests

Damsel Productions, LLC, a Delaware limited liability company (the "Company," the "Issuer," "we," or "us") is offering (the "Offering") its Revenue Sharing Interests (the "Securities" or "Interests") on a "best efforts" basis at a price of $25 per Interest. The target offering amount is 2,000 interests ($50,000) (the "Target Offering Amount") and the maximum offering amount is 4,000 interests ($100,000). If we do not raise the Target Offering Amount by June 30, 2017, no Securities will be sold in this offering, investment commitments will be canceled and committed funds will be returned. We will accept oversubscriptions in excess of the target offering amount up to Maximum Offering Amount on a first come, first served basis.

The Offering is being made through Manorhaven Capital, LLC (the "Intermediary") powered by EquityArcade. The Intermediary will be entitled to receive a cash fee equal to 5% of the total purchase price for Securities sold in the Offering.

	Price to Investors(1)	Commissions (2)	Net Proceeds to the Company
Minimum Individual Purchase Amount	$25.00	$1.25	$23.75
Target Offering Amount	$50,000.00	$2,500.00	$47,500.00
Maximum Offering Amount	$100,000.00	$5,000.00	$95,000.00

(1) The price to purchasers does not include a transaction fee of 3.25% of the total invested plus $0.50 and a processing fee of $4.00, as described in the agreements made at the point of purchase and in the Educational Materials. For example, if an investor purchases 4 interest for $100, the total charge to the Investor will be $107.75 ($100 + $3.75 transaction fee + $4.00 processing fee).

(2) The Intermediary, Manorhaven, as is more fully set forth in the Crowdfunding Engagement Agreement, upon reaching the Target Offering Amount, will receive from the Issuer an irrevocable Right of First Refusal for each and every public or private capital raising transaction by the issuer for a period of thirty six months thereafter. In addition, the Intermediary will be entitled to a five percent (5%) commission if at any time the Issuer consummates a financing with any person introduced to the Issuer through the Intermediary powered by EquityArcade.

LEGENDS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company will file an Annual Report on Form C-A with the U.S. Securities and Exchange Commission and post the Annual Report on its website, no later than 120 days after the end of each fiscal year covered by the Annual Report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold in this offering by the Company or another party, or (5) the liquidation or dissolution of the Company.

OPTIONAL QUESTION & ANSWER FORMAT

FOR AN OFFERING STATEMENT

THE COMPANY

1.   Name of issuer: Damsel Productions, LLC

ELIGIBILITY

2.   ☑ Check this box to certify that all of the following statements are true for the   issuer:

☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and   Answer format).

☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years   immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No
Explain:

MANAGERS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____Megan Summers_____ Dates of Board Service: 8/17/16 - Present
    Principal Occupation: _____Video game producer_____
    Employer: Screwtape Studios Pty Ltd _____ Dates of Service: 11/2011 - Present
    Employer's principal business: Video game development _____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

    Position: _____Manager_____ Dates of Service: 9/21/16 - Present
    Position: _____ Dates of Service: _____
    Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

    Employer: Screwtape Studios _____
    Employer's principal business: Video game development _____
    Title: 50% Owner & Producer _____ Dates of Service: 11/2011 - Present
    Responsibilities: Running company and quality testing _____

    Employer: _____Defiant Development_____
    Employer's principal business: Video game development _____
    Title: Lead Quality Assurance Tester _____ Dates of Service: 6/2014 - 2/2015
    Responsibilities: Testing the game for quality issues _____

    Employer: _____
    Employer's principal business: _____
    Title: _____ Dates of Service: _____
    Responsibilities: _____

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _____Anthony Wood_____
    Title: _____Owner/Creative Director_____ Dates of Service: 8/17/16 - Present
    Responsibilities: Product strategies and planning _____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____
    Responsibilities: _____

    Position: _____ Dates of Service: _____

Responsibilities: _____

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: ___Screwtape Studios_____

Employer's principal business: __Video game development_____

Title: __Creative Director / 50% Owner_____ Dates of Service: __11/2011 - Present__

Responsibilities: Creative direction of products and company_____

Employer: __Defiant Development_____

Employer's principal business: ____Video game development_____

Title: ___Programmer_____ Dates of Service: __4/2014 - 2/2015__

Responsibilities: ___Porting the game from PC to consoles_____

Employer: _____

Employer's principal business: _____

Title: _____Dates of Service: _____

Responsibilities: _____

PRINCIPAL SECURITY HOLDERS

6.   Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Screwtape Studies Pty Ltd*	Member Interests	100%

* Screwtape Studies Pty Ltd., an Australian company limited by shares ("Screwtape"), is the sole member of Damsel. Megan Summers and Anthony Wood each own 50 ordinary shares of Screwtape and each of them holds 50% of the voting power of Screwtape. Accordingly, through Screwtape, they each control 50% of the voting power in Damsel.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.


DAMSEL

Damsel Productions

Business Plan

Executive Summary

Damsel is a single-player, fast paced, arcade-platformer game, framed in a 'Dark Disney' aesthetic with a pumping synth soundtrack. The player assumes the role of Damsel, an mysterious agent charged with the goal of saving the world from the growing vampire hordes. Players use Damsel's great agility and skills, along with her UV shotgun to clear each mission and uncover a conspiracy that will lead them around the world.

The player will discover new locations and missions as they progress through the story; as well as unlocking new abilities and upgrading current ones. Every mission has a number of side challenges to keep the player engaged, many of which are against the clock – the player must make the hard choice of going for more points, or risk losing it all by not beating the timer.

Damsel is a modern day, artistically stylised take on classic PC platformer games, such as Commander Keen, Duke Nukem, and Prince of Persia set in arenas or "PAC Man" style levels. Set in locations across the world, each arena has it's own unique challenges to face and master with the intended focus of the gameplay split between exploratory movement and action-based combat.

Damsel is currently ¾ complete and Damsel Productions LLC are seeking up to $100,000 to complete the project and release Damsel initially on PC, MAC and Linux.

Current Progress

Damsel is between 75-80% complete. The game is feature and mechanic complete. The second pass of story and mission progression has been completed, Music and Art have been completed. The final aspects to be completed are the Sound Design, Final Script, Design polish, localisation and Testing.

Please follow the link to the latest Game Trailer for Damsel

Damsel Trailer *
Damsel Interview **

* This is a 60 second gameplay trailer showing off characters, game mechanics and level art. There is an instrumental song that accompanies gameplay. There is no dialogue nor is there any reference to the offering

** This is a 4 minute interview with Damsel Productions LLC. See Exhibit 4 for a transcript of this video.

Intellectual Property

Damsel is a new IP created by Screwtape Studios Pty Ltd and assigned to Damsel Productions LLC.

Damsel was created as a character to fill a gap of Female led games. Most female lead characters are either highly sexualized (See Bayonetta) or have had a traumatic experience perpetrated against them by men. (See 2013's Tomb Raider). Even though these characters are pushing forward gender equality in games they can often alienate the male and female players.

Market and competitor analysis

Market research

The AAA Video game market is currently seeing an influx of older popular games being either ported or remastered and distributed across most platforms.

Recently released or about to be released, rebooted Games such as:

Tomb Raider, Unreal Tournament, Doom, Legend of Zelda, BioShock, SystemShock, Crash Bandicoot

As well a Nintendo announcing the release of their games on other platforms, such as re-releases of old games on Mobile phones.

This rebooting of franchises as well as a large amount of sequels that are churned out each year have left players looking for unique and fun new IPs.

The III Indie video game market has had some amazing reach with this need for new IPs with strong titles being released by small teams. The Indie market has also recently seen an insurgence of games that are 'inspired' by old franchises, often selling the game on the back of the team who may have worked on the Original title.

Some of the biggest downfalls for the success of a game, Indie or triple A, are similar, and each of the elements below will be focused on by Damsel Productions to provide the highest chance of success.

- Unrealistic marketing / Over Hype,
- Promising mechanics or gameplay features and then not releasing with the feature,
- Lack of communication with fans about the progress of the titles,
- Unpolished/Buggy,
- Late Release

Competitor analysis

With a unique art style, small and fast paced arena levels that are entered multiple times from multiple locations we have created a game that has been designed to stand apart from competing Indie Platform games.

The Swindle

Metacrtic 73

Price: $14.99

Unique Indie 2D Platformer, with an art style that stands out from other Indie games and small arena style levels. The game style, size, gameplay and team size all make The Swindle a competitor of Damsel.

Mighty No. 9

Metacritic: 52

Price: $19.99

A Mega Man inspired polished 2D, side-scrolling platformer that has received a lot of negative feedback for it not being the original. Also the game, that was kickstarted, was over time and budget. But it mostly did not live up to the hype created about the game. The fast pace of Mighty No. 9 makes it a competitor of Damsel.

Yooka La-lee

Metacritic: TBA

Price: TBA

Yooka La-Lee is an 3D, action, platformer. The game was Kickstarted and has been created by members of the original Rachet and Clank Team. The games polish, style and the fact that the release windows are similar will Make Yooka La-Lee a competitor of Damsel.

Video Game Gender research

A 2015 survey of 1,583 U.S. students aged 11 to 18 by Rosalind Wiseman and Ashly Burch indicated that 60% of girls but only 39% of boys preferred to play a character of their own gender, and 28% of girls as opposed to 20% of boys said that they were more likely to play a game based on the character's gender. The authors interpreted this as meaning that the gaming industry's focus on male protagonists stifled sales to girls more than it promoted sales to boys.

Hall, Charlie (5 March 2015). "The games industry is wrong about kids, gaming and gender". *Polygon*. Retrieved 8 March2015.

How Does the Damsel IP fit into the current Market

Due to the Gender and gaming research it is obvious that young men and young women would like to play as female characters, we believe that Damsel will fit nicely into the Market. The character is also not a direct flip of the Damsel in Distress Trope. Damsel is not out to kill or save men, all enemies and hostages are of both sexes.

Most platformers that are currently on the market or about to be released are side-scrolling 'Metroidvania' style games where the player is kept moving forward in the level. However the arena levels of Damsel, let the player traverse the level and complete the mission in any way they want inspired by 90's PC platforms such and Commander Keen and Duke Nukem, and by the arena levels of Pac Man. This style of gameplay will stand out in the sea of Side-scrolling games.

Revenue and Distribution

Revenue Strategy

Initial release will released for PC, Mac and Linux through digital distribution platforms:

Primary Platform:

Steam (Damsel has passed the Steam Greenlight Process and is eligible for release on Steam)

Secondary Platforms:

Direct 2 Drive

Humble Bundle

GOG.com

Pricing

Damsel will be a premium Indie title being released at a $14.99 price point. This Price point will fluctuate as Damsel Productions utilizes the Steam sales.

A secondary release is tentatively planned on XboxOne, PS4 and Nintendo WiiU/NX but currently is not dated for release. Price point for console release will be talked about with console holders before future release.

Target Audience

Target Audience – Girls and boys 13 to late 30's - T for Teen

Primary Target – Action, arcade and platform game fans, Fans of female superheroes

Secondary Target – Gaming parents looking for a female protagonist appropriate for their children

Tertiary Targets – Mac and Linux users looking for a fun, action-packed, fully functional game

How will the Investment be distributed

If Maximum Offering reached

			Budgeted Spend	$95000
Investment Received:	$95000			
Contractors	$44000			
Designer/Programmer	$18000			
Producer/Tester	$14000			
Sound Designer	$6000			
Writer	$6000			
Fees/licenses	$5000			
PR/Marketing	$31000			
PR Company	$13000			
Trade Shows	$10000			
Merch	$3000			
Advertising	$5000			
Localisation	$15000			
French				
Italian				
German				
Spanish				
Japanese				
Russian				
Chinese				
South Korean				
Portuguese				

If Target Offering amount reached

Investment Received	$47500		Budgeted Spend	$47500
Contractors	$24000			
Designer/Programmer	$11000			
Tester	$5000			
Sound Design	$5000			
Writer	$3000			
Fees/Licenses	$2000			
PR/Marketing	$16500			
PR Company	$13000			
Travel	$3500			
Localisation	$5000			
French				
Italian				
German				
Spanish				
Russian				

In conclusion

Our aim for Damsel has been to create a fun, polished, high quality, Indie game. To complete Damsel a Sound Designer and writer need to be engaged, game text needs Localization and a PR company will be hired to avoid any of the pitfalls of Marketing and to make sure the great game we are creating is shown to the world.

.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky.

Risks Related to the Company's Business

The Company has no operating history and faces many of the risks and difficulties frequently encountered by early stage companies.

The Company is a newly formed company. To date its business development efforts have been focused on the development and marketing of a single computer game. Since its inception, the Company has not generated revenues. The Company has not built a customer base and to date has little or no brand name recognition. In addition, the Company faces many of the risks and difficulties inherent in gaining market share as a new company, including, but not limited to:

- Developing and commercializing its computer game;

- Developing and implementing an effective business plan;

- Meeting gamer expectations;

- Attaining gamer loyalty; and

- Continuing developing and upgrading its Damsel product offerings.

The Company's future will depend on its ability to finish and release its computer game. If the Company is not able to overcome any of the foregoing risks and difficulties, the Company may not be able to generate revenues.

The Company's limited operating history makes it difficult to evaluate the Company's future business prospects and to make decisions based on its historical performance.

The Company's limited operating history makes it difficult for Investors to evaluate the Company's future business prospects and to make investment decisions on the basis of historical operations. Further, it is difficult, if not impossible, to forecast the Company's potential future results based upon its historical data.

The market for computer games is unpredictable and subject to uncontrollable market and consumer conditions.

The market for computer games is unpredictable and accordingly, games that are popular one moment, may not be so the next. The Company's computer game may initially be popular, however changing market and consumer conditions, could result in the game no longer being popular, which would adversely effect sales and the Company's ability to generate revenues.

The Company is relying upon a single gaming Intellectual Property "IP" for its success. If the game is unsuccessful or the Company fails to develop and commercialize the Damsel product and name, the Company will not be able to generate any revenue.

The Company is relying upon a single gaming IP for its success. If the Company is not able to complete the game, or if the Company is not able to commercialize the game or successfully market the game to game players, the Company will not be able to generate revenues sufficient to meet its costs and may have to cease operations.

The computer gaming industry is subject to rapid technology changes and improvements and if the Company fails to anticipate and adopt new and improved technologies, the Company's ability to compete will suffer.

The rapid introduction of new and improved technologies in the computer gaming industry requires the Company to be able to anticipate and adopt new and improved technologies that its computer game must take advantage of in order to make it competitive in the market when it is released. The Company may not be able to anticipate or adopt its product to new and improved technologies which could result in the Company's product being technologically inferior to competitive products, or less appealing to consumers, or both, which would negatively impact the Company's ability to generate revenues.

If the Company's game fails to gain market acceptance, the Company may not have sufficient capital to pay its expenses and to continue to operate.

The Company's success depends on generating revenues from the sale of its computer game and ancillary merchandise rights. As a result, if the Company's game does not achieve and sustain market acceptance sufficient to generate revenues to cover its costs, the Company may have to cease operations.

There is a significant and ever growing number of computer games available to the public and there can be no assurance that the Company will be able to generate market interest in its computer game.

Computer gamers have a significant and ever growing number of computer games available to them at any given time. All of these other games will compete with the Company's game for gamers' time and interest. Given the large array of games available, there can be no assurance that the Company will generate sufficient interest in its computer game to attract gamers. If the Company is not able to generate interest in its computer game, its ability to generate revenues will be materially adversely effected.

If the Company's game is successful, the Company must effectively manage the growth of its operations, or its business will suffer.

If the Company's game is successful, the Company's ability to successfully implement its business plan requires an effective planning and management process. In order to implement the Company's business plan, the Company must either generate revenue from its current product, and future products or seek additional funding from outside sources. Neither of which can be assured. Further, in order to grow the Company's operations, the Company will need to hire additional employees and to make investments in its business. If the Company is able to grow, it will place a significant strain on our existing management and resources and will require the Company to institute financial and managerial controls. Any failure to manage any of the foregoing areas efficiently and effectively would cause the Company's business to suffer.

Even if the Company does experience growth, there can be no assurance that the Company will grow profitably.

The Company's success is dependent upon the successful launch and subsequent market acceptance of its computer game. The Company cannot give any assurance that it will be able to successfully launch the computer game or gain market acceptance of the Damsel game. The Company's business strategy is dependent on expanding its product offerings and increasing its proposed revenues. The Company's plans to pursue revenue are at an early stage, and the Company cannot assure you that its plans will be successful or that it will continue or successfully proceed with them as described.

If the Company cannot protect its intellectual property rights or technology effectively, it could have a material adverse effect on its ability to compete.

Creating and marketing a unique computer game is critical to the Company's success and ability to compete, and, therefore the Company's ability to protect its intellectual property rights and technology is critical to its success. Competitors might reverse engineer or otherwise obtain and use the Company's intellectual property without its permission and without its knowledge, thereby infringing the Company's rights and allowing competitors to duplicate or replicate its product. If the Company fails to protect its intellectual property rights adequately, its ability to compete will be materially adversely effected.

If the Company infringes on the intellectual property rights of others, the Company may be required to redesign its computer game, enter into license agreements or cease marketing the game, which would have a material adverse effect on the Company's ability to generate revenues.

The Company's success also depends in part on its ability to operate without infringing upon the intellectual property rights of third parties. Third parties may challenge that the Company's computer game infringes on such third parties' intellectual property rights. If challenged, litigation may be necessary to enforce the Company's intellectual property rights, to determine the validity and scope of the intellectual property rights of others, or to defend against claims of infringement. This type of litigation, with or without merit, could result in the expenditure of significant financial and managerial resources and could result in adverse decisions against the Company. In the event of an adverse decision, the Company could be required to enter into royalty or licensing agreements, which would have the effect of reducing revenues generated by the computer game. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In addition, any such litigation could result in the Company having to redesign or cease marketing the computer game. Any of the foregoing could have a material adverse effect upon the Company's ability to generate revenues.

The Company has limited sales and marketing capabilities. If the Company fails to effectively sell and market its computer game, it may not be able to generate any revenues.

The Company has limited sales and marketing capabilities. If the Company does not develop a marketing plan and distribution plan for its computer game, it will be unable to effectively market its computer game. If the Company is not able to successfully market its computer game, it may not be able to generate any revenues.

The Company relies upon its two employees, and the loss of either would have a material adverse effect on the Company's ability to generate revenues.

The Company has two employees upon which it is relying for the development, launch and marketing of its computer game. Accordingly, the Company's future is substantially dependent on the continued service of these two persons. The loss of the services of either of the Company's employees could have a material adverse effect on the Company's ability to generate revenues.

The Company is wholly dependent on the net proceeds raised from this Offering and failure to raise the Maximum Offering Amount could result in the Company being unable to complete development and market its game.

The Company is wholly dependent on net proceeds received from this Offering to complete and market its computer game. In the event the Company sells less than the Maximum Offering Amount the Company will likely be required to scale back its development and marketing plans which would result in a later than anticipated completion and launch date of its game. The Company has no commitment by any person to purchase Securities in this Offering and the Company does not have any commitments or immediate plans with respect to obtaining additional financing, and there can be no assurance that additional or sufficient financing will be available, or, if available, that it will be available on acceptable terms. If the Company fails to sell the Maximum Offering Amount, it could result in delays in development and launch of its computer game, which in turn would delay the possibility of generating any revenues.

The Company has broad discretion on how we will use any proceeds from this Offering.

The Company has broad discretion on how to use the net proceeds of this Offering and may fail to utilize such net proceeds effectively. If the Company fails to utilize the net proceeds it receives, if any, from this Offering effectively, the Company's ability to generate revenues could be materially adversely effected.

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the SEC under the Securities Act or with the securities agency of any state. The Securities are being offered in reliance on the exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales conducted pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding promulgated thereunder. If this Offering should fail to comply with the requirements of such exemption, the Company may be fined and may have to return investors' investments, which the Company may not have the funds to do. Accordingly, if the Company is found to have violated the requirements of the exemption, it would have a material adverse effect on the Company and its ability to generate revenues.

RISKS RELATED TO THE SECURITIES OFFERED

The Securities offered in this Offering are "restricted securities" and subject to transfer restrictions.

The Securities are "restricted securities" under the Federal securities laws and may not be sold or transferred except pursuant to an effective registration statement or an exemption under the Securities Act and applicable state or "Blue Sky" laws. There can be no assurance that a trading market for these Securities will ever develop. Accordingly, it will be extremely difficult for the investors who purchase Securities to sell or transfer them, if at all.

There can be no assurance that the Company will be able to make payments to holders of Securities or that Investors in this Offering will recover the investments.

Payments to holders of Securities will be made out of revenues generated through the Company's intellectual property. The Company's ability to make payments to Security holders will therefore depend on the Company's ability to complete, launch and successfully market its computer game. There can be no assurance that the Company will be able to complete, launch and market its computer game or that the Company will be able to generate revenues or make any payments to holders of Securities.

The offering price of the Securities has been determined by the Company are not indicative of the Company's actual value.

The offering price of the Securities has been determined by the Company and bears no relationship to the value of the Company's assets, its book value, or any other recognized criteria of value. The offering price should not be considered as an indication of the Company's actual value or the value of the Securities.

The Securities only provide the holders with the right to receive a percentage of the Company's revenues, and convey no other rights, therefore holders of Securities will have no right to participate in any vote submitted to the members of the Company.

The Company is a limited liability company and is therefore managed by its manager who is elected by its members. Purchasers of Securities will not be members of the Company and will have NO RIGHT to participate in any vote of the members. The Securities only provide holders with the right to receive a percentage of the Company's revenues generated through its single product Damsel intellectual property. The members of the Company may have interests that differ from Investors in this Offering and may vote in a way with which Investors in this Offering may disagree and which may be adverse to the interests of the Investors in this Offering.

THE OFFERING

9. What is the purpose of this offering?

The purpose of this Offering is to raise funds to market, commercialize and monetize Damsel Productions, LLC

10. How does the issuer intend to use the proceeds of this offering?

See the discussion under Question 8 Business and Anticipated Business Plan under the heading "How the Investment will be distributed.

11. How will the issuer complete the transaction and deliver securities to the investors?

Issuer will issue a Revenue Sharing Interest certificate for each subscriber and deliver same electronically

12. How can an investor cancel an investment commitment?

Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline identified in the Company's Offering Statement by sending an email to the Intermediary stating their desire to cancel their investment commitment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Intermediary will notify investors when the Target Offering Amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Issuer is offering 2,000 Revenue Sharing Interests at $25.00 per interest. Each Revenue Sharing Interest purchased by an investor will entitle the investor to receive .0075% of gross revenue generated from the Issuer's intellectual property related to the game Damsel (the "Damsel IP")(less any direct taxes, if any, due thereon, if required to be paid by the Issuer under applicable law) (the "IP Revenue"). If only the Target Offering Amount is met, then the Revenue Sharing Interests sold will entitle the investors to receive an aggregate of 15% of the IP Revenue. If the Maximum Offering Amount is sold, then the investors will be entitled to receive 30% of the IP Revenue. If an amount between the Target Offering Amount and Maximum Offering Amount is sold, then the percentage of IP Revenue distributable to the investors will be adjusted ratably. Investors will be entitled to receive such IP Revenue until such time as they have received 100x times their investment. In the event the Issuer sells its rights to the Damsel IP, investors will be entitled to receive 5% of the proceeds provided that the investors have received 50x their initial investment and if not then they shall receive pro-rata 10% of the Damsel IP sale price.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No
      Explain: _____

16.   How may the terms of the securities being offered be modified?
      The terms of the securities cannot be modified

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one- year period beginning when the securities were issued, unless such securities are transferred:

(1)   to the issuer;
(2)   to an accredited investor;
(3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Other than the member interests held by Screwtape, the Issuer has no others securities outstanding. Pursuant to the Issuer's Operating Agreement, a copy of which is attached as Exhibit [1], the member interests entitle Screwtape to elect the manager of the Issuer and to receive allocations of profits and losses and distributions of profits, if any, annually.

In addition to the Revenue Sharing Interests, the investors that have purchased between $100 and $475 of Revenue Sharing Interests will be entitled to receive a copy of the Issuer's game (Damsel) and the chance to name an in-game character. Investors that purchase $500 and above of Revenue Sharing Interests will be entitled to receive a copy of the game (Damsel), the chance to name an in-game character, and the chance to work with developers to create an in-game portrait on a tombstone or building.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Revenue Sharing Interests will entitle the holders thereof a right to receive IP Revenue, if any, and a portion of the proceeds of a sale of Damsel IP, as described above in Question 13. Such rights cannot be materially limited, diluted or qualified by the rights of the member interests.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ o
Explain:

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

See the response to Questions 18 and 13 above.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The price of the Securities was determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value. In the future, such Securities may be valued including during subsequent corporate actions, based upon the historical, if any, or projected revenues of the Company.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The investors in the Offering that purchase Revenue Sharing Interests will have not vote or rights to participate in or influence the management and operation of the Company. As a result, the will be entirely dependent upon the management of th Company and if the management is not successful in generating IP Revenue, the investors will receive no return on their investment.

23. What are the risks to purchasers associated with corporate actions including:
- additional issuances of securities
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer   or
- transactions with related parties?

Upon sale of the assets, depending on the amount of payment of revenue sharing to the Purchasers, a variable percentage of the realized sale price for the sale of the Issuer's single asset Damsel IP, Revenue Share Interest holders will receive a part of the sale proceeds. In estors in the Revenue Sharing Interests will ha e no say in the approval or the terms of the Damsel IP asset sale by the issuer.

24. Describe the material terms of any indebtedness of the issuer:
The Issuer has no indebtedness.

25. What other exempt offerings has the issuer conducted within the past three years?:
one

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1)   any director or officer of the issuer;
(2)   any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
(3)   if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4)   any immediate family member of any of the foregoing persons.

        No

FINANCIAL CONDITION OF THE ISSUER

27.   Does the issuer have an operating history?   ☐ Yes ☑ No

28.   Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The Issuer was formed in August 201   and since that date has generated no revenues and has limited operations. As discussed above the Issuer intends to use the net proceeds of this offering to hire contractors, fund marketing activities and to localize its video game. Based upon the Issuer s estimates that the net proceeds of this offering should satisfy the Issuer s funding needs for approximately the next 10 months assuming the Target Offering Amount is sold and 1   months if the Maximum Offering Amount is sold. The Issuer currently does not have access to additional capital. Accordingly, if additional funds are needed in the future and the Issuer is not generating sufficient revenues from its operations to provide such funds, the Issuer will be required to seek additional funding from other sources, which may not be available on terms acceptable to the Issuer, if at all.

Assuming the sale of the Target Offering Amount as soon as possible following the closing of the offering and the release of funds to the Issuer, the Issuer intends to commence hiring of contractors and implementing its business plan.

Projections (see cautionary language below):

Assuming the Issuer is able to complete the game and release it to the market for commercial sale, the Issuer's projected goal is to sell 170,000 Units (a Unit equals one sale of the game to an end user) over the first 6 months following its release and 200,000 Units over the first twelve months following its release. The Issuer projects the following monthly Unit sales and revenue for the first twelve months following release based upon a per Unit sale price of $14.99 and net revenue of $11.25 per Unit:

Month	Units	Period Net Revenue	Month	Units	Period Net Revenue
1	70,000	$787,500	7	8,000	$90,000
2	40,000	$450,000	8	8,000	$90,000
3	20,000	$225,000	9	8,000	$90,000
4	20,000	$225,000	10	2,000	$22,500
5	10,000	$112,500	11	2,000	$22,500
6	10,000	$112,500	12	2,000	$22,500

The foregoing projections are based upon Steam sales statistics for the following similarly priced, similar style and similar genre games marketed on Steam.

"Super Meat Boy" sales on Steam: 2,565,741 units over 72 months

"The Swindle" sales on Steam: 15,299 units over 14 months

"Dustforce" sales on Steam: 525,909 units over 0 months

"Bulletstorm" sales on steam: 365,094 units over 72 months

The original release will be on Steam as well as utilizing other online digital distribution platforms such as GOG.com, Direct 2 Drive, Origin and distribution via Damsel website. Damsel is also utilizing a long tail product cycle, with DLC and updates scheduled for post release with current assets extending the life of the product. Damsel is also in talks currently with the three console makers for a secondary release.

A Marketing firm is also being brought on to push the title to market. A firm will be retained after the closing. However the marketing for Damsel has started and has been gaining interest quickly.

Important Cautionary Information Relating to Projections:

The foregoing Unit sale and net revenue projections (the "Projections") are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, including without limitation the risk factors discussed in the Company's Offering Statement on Form C, and on the EquityArcade Platform, all of which should be considered carefully in evaluating the Company and its business. The Projections are based upon Issuer data, industry data and the Issuer's assumptions regarding projected Unit sales, costs, expenses and market acceptance, some or all of which may turn out to be incorrect. No assurance can be given that such data and assumptions are valid or correct or that the Projections will be realized in the time period presented, if at all. The Projections are forward-looking statements and there can be no assurance that the Issuer will generate any level of Unit sales or revenues. The Projections were prepared by the Company, solely in connection with its Crowdfunding Offering and may not be used or reproduced, in whole or in part, for any other purpose.

WHILE THE PROJECTIONS REFLECT THE COMPANY'S CURRENT JUDGMENT OF THE COMPANY'S POTENTIAL FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OVER THE FORECAST PERIOD, THERE CAN BE NO ASSURANCE THAT THE PROJECTIONS WILL BE REALIZED. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE ASSUMPTIONS USED IN THE PREPARATIONS OF THE PROJECTIONS MAY PROVE TO BE INCORRECT. NOTHING CONTAINED IN THE PROJECTIONS IS, OR SHOULD BE RELIED UPON AS, A PROMISE OR REPRESENTATION AS TO THE FUTURE. THE ACTUAL RESULTS ACHIEVED BY THE COMPANY MAY VARY FROM THE PROJECTIONS, AND THE VARIATIONS MAY BE MATERIAL. THERE IS NO GUARANTEE THAT THE PROJECTIONS WILL BE ACHIEVED IN WHOLE OR IN PART. THE PROJECTIONS ARE BEING PROVIDED TO YOU SOLELY FOR INFORMATIONAL PURPOSES. THE COMPANY MAKES NO REPRESENTATIONS OR WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED, WITH RESPECT TO THE PROJECTIONS OR ANY OF THE ESTIMATES OR ASSUMPTIONS CONTAINED THEREIN.

FINANCIAL INFORMATION

29.   Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

See the financial statements attached hereto as Exhibit [2] and the Executive Officer Certification attached as Exhibit [3]

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1)   Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
   (i)   in connection with the purchase or sale of any security? □ Yes ☑ No
   (ii)   involving the making of any false filing with the Commission? □ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ☑ No

        If Yes to any of the above, explain: _____

(2)   Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
   (i)   in connection with the purchase or sale of any security? □ Yes ☑ No;
   (ii)   involving the making of any false filing with the Commission? □ Yes ☑ No
   (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? □ Yes ☑ No

        If Yes to any of the above, explain: _____

(3)   Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   (i)   at the time of the filing of this offering statement bars the person from:
      (A)   association with an entity regulated by such commission, authority, agency or officer? □ Yes ☑ No
      (B)   engaging in the business of securities, insurance or banking? □ Yes ☑ No
      (C)   engaging in savings association or credit union activities? □ Yes ☑ No
   (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? □ Yes ☑ No

        If Yes to any of the above, explain: _____

(4)   Is any such person subject to an order of the   Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering   statement:

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such   person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No
If Yes to any of the above, explain: _____

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation   thereunder? ☐ Yes ☑ No

(ii)   Section 5 of the Securities Act? ☐ Yes ☑ No
If Yes to either of the above, explain: _____

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

If Yes, explain: _____

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

If Yes, explain: _____

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If Yes, explain: _____

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted the annual report may be found on the Company's website at www.damselgame.net.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)   the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(3)   the Company has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)   the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)   the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Damsel Productions, LLC
_____
(Issuer)

By _____
(Signature and Title)   Megan Summers, Manager

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Screwtape Studios Pte Ltd
                                        Member
By: _____
(Signature)   Anthony Wood

Director
_____
(Title)

4/25/17
_____
(Date)

By:

(Signature)   Megan Summers

Director
(Title)

_4/25/17_
(Date)

Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

Exhibit 1

OPERATING AGREEMENT
OF
Damsel Productions LLC

This OPERATING AGREEMENT (this "**Agreement**") of Damsel Productions LLC (the "**Company**") is made and entered into as of this 21 day of September, 2016.

WITNESSETH:

WHEREAS, the parties desire to enter into this Agreement to make provision for certain affairs of the Company and its Members (as defined below) as set forth in this Agreement.

NOW, THEREFORE, the parties hereto, intending to be legally bound, hereby agree, effective as of the date hereof, as follows:

FIRST: The name of the Company is Damsel Productions LLC.

SECOND: The Company has been organized for the object and purpose of engaging in such acts and activities and conducting such business permitted by a limited liability company under the Delaware Limited Liability Company Law. The Company has the power to do any and all acts necessary, appropriate, proper, advisable, incidental or convenient to or in furtherance of the then purpose of the Company and has, without limitation, any and all powers that may be exercised on behalf of the Company by the Manager (defined below) pursuant to this Agreement.

THIRD: The principal place of business of the Company shall be Delaware.

FOURTH: The Company shall be managed by a manager or managers, as the case may be (the "**Manager**" or collectively, the "**Managers**") and may hire one or more employees having such titles and duties as may be specified in writing from time to time by the Manager. Megan Summers is the Manager. The Manager, shall be deemed to be an authorized person with full power and authority to execute and deliver on behalf of the Company such certificates, agreements and documents and take all such other actions as the Manager, in his discretion, deems reasonably necessary and in the best interests of the Company. The Manager may only be terminated and/or replaced by the vote of Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

FIFTH: The name, and percentage ownership in the Company of each Member of the Company (each a "**Member**" and collectively the "**Members**") is set forth on Exhibit A attached hereto, which shall be updated and maintained by the Manager.

SIXTH: The Company shall continue until such time as it shall be terminated by action of Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

SEVENTH: The profits and losses of the Company annually shall be divided among the Members in proportion to the respective percentage ownership interest in the Company.

EIGHTH: No Member shall have the right to assign its interest in the Company without the prior written consent of the Manager.

NINTH: One or more additional Members may be admitted to the Company upon the

1

Exhibit 1

terms and conditions as determined by and upon the determination and approval of the Manager.

TENTH: The right to continue the business upon the withdrawal of a Member for any reason is given to the remaining Members.

ELEVENTH: This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which shall constitute one and the same document.

TWELFTH: This Agreement may only be amended by Members owning an aggregate percentage ownership interest in the Company of no less than 50.1%.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first written above.

Members:
Screwtape Studios Pty Ltd



Name: Megan Summers

Exhibit 1

Exhibit A

		Member Name	Percentage of Ownership
		Screwtape Studios Pty Ltd	100 %

3

Damsel Productions, LLC
Financial Statements

Exhibit 2

DAMSEL PRODUCTIONS, LLC
BALANCE SHEET
As of November 30, 2016
(Unaudited)

Assets		
IP at Cost	$	350,500
Startup Costs		390
Cash		500
Total Assets	$	351,390
Liabilities and Member Equity		
Liabilities	$	0
Member Equity		351,390
Total Liabilities and Member Equity	$	351,390

See accompanying notes to unaudited financial statements.

1

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENTS OF INCOME
For the period from August 17, 2016 (Date of Inception) through November 30, 2016
(Unaudited)

Revenues	$	0
Expenses		0
Loss Before Taxes		0
Income Tax Expense		0
Net	$	0

See accompanying notes to unaudited financial statements.

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the period from August 17, 2016 (Date of Inception) to November 30, 2016

Beginning Members' Equity	$	0
Contributions		351,390
Distributions		0
Ending Members' Equity	$	
		351,390

See accompanying notes to financial statements.

3

Exhibit 2

DAMSEL PRODUCTIONS, LLC
STATEMENTS OF CASH FLOWS
For the period from August 17, 2016 (Date of Inception) through November 30, 2016

Cash flows from operating activities	$	0
Cash provided by financing activities		500
Cash - Beginning of period		0
Cash - End of period	$	500

See accompanying condensed notes to interim financial statements.

NOTE 1 – Organization, Business and Operations

On August 17, 2016, Damsel Productions, LLC (the "Company") was formed in the State of Delaware for the purpose of developing and marketing the video game "Damsel." The Company's startup costs were $390.

At November 30, 2016, the Company had not yet generated any revenues. All activity from August 17, 2016 (Date of Inception) through November 30, 2016 relates to the Company's formation, video game development and the preparation of its Crowdfunding Offering. The Company selected December 31 as its fiscal year-end.

Pursuant to an Intellectual Property Assignment Agreement by and between the Company and Screwtape Studios, dated as of October 12, 2016, Screwtape assigned to the Company all of the intellectual property rights to the video game "Damsel" (the "IP")

NOTE 2 – IP Valuation

The Damsel IP Valuation has been calculated on a cost basis.

The costs have been broken up by Contractor costs, In kind costs from owners, General expenses including office space, legal and accounting fees and software and licenses that were purchases for the development of Damsel and Trade show expenses.

Contractor daily rate is between AUS $175-$200 a day.

Total contractor Expenses: AUS $142,869.50

In-kind contractor expenses: AUS $126,000

Other Expenses: AUS $83,939

Total: AUS $463,926.50

Total Converted to US: $371,141.20

Due to changes in the Exchange rate the valuation by cost was rounded back to US$350,000.

I, Megan Summers, certify that:

(1) the financial statements of Damsel Productions, LLC included in this Form are true and complete in all material respects; and

(2) Damsel Productions LLC, has not been required and has not filed any tax return.

By: _____

Title: Manager

Exhibit 3

CROWDFUNDING OFFICERS CERTIFICATE

The undersigned Manager of Damsel Productions, LLC, a Delaware limited liability company corporation (the "**Issuer**"), hereby delivers this certificate (the "**Officers Certificate**") pursuant to the Crowdfunding Engagement Agreement, dated as of November [30th], 2016, (the "**Agreement**"), by and among the Issuer, Manorhaven Capital, LLC, a Delaware limited liability company (the "**Intermediary**"), StockCross Financial Services, Inc., a Massachusetts corporation ("**StockCross**") and EquityArcade, LLC a Delaware limited liability company ("**EquityArcade**"). Capitalized terms used but not defined in this certificate shall have the meanings assigned to them in the Agreement.

On behalf of the Issuer, the undersigned hereby certifies to the Intermediary, StockCross and EquityArcade, in my capacity as Manager of the Issuer and not in my individual capacity, that:

1.   The Issuer is in compliance with Section 4A(b) of the Securities Act and the related requirements of Regulation Crowdfunding.

2.   The Issuer has filed with the SEC and provided to the investors and the Intermediary the Offering Statement and such Offering Statement includes the information required by Rule 201 of Regulation Crowdfunding.

3.   The Issuer has established means to keep accurate records of the holders of the CF Securities sold in the Crowdfunding Offering.

4.   The Financial Statements included in the Offering Statement are true and complete in all material respects; and the tax return information of the Issuer included in the Offering Statement reflects accurately the information reported on the tax return for the Issuer filed for the Issuer's most recent year.

5.   As of the date of this Officers Certificate, the Offering Materials do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading and no event has occurred as a result of which it is necessary to amend or supplement the Offering Materials in order to make the statements therein not untrue or misleading in any material respect.

6.   Each of the representations and warranties of the Issuer contained in the Agreement were, when originally made, and are, as of the date of this Officers Certificate, true and correct in all respects for those representations and warranties qualified by materiality and in all material respects for those representations and warranties that are not qualified by materiality.

7.   Each of the covenants required herein to be performed by the Issuer on or prior to the date of this Officers Certificate has been duly, timely and fully performed and each condition herein required to be complied with by the Issuer on or prior to the delivery of such certificate has been duly, timely and fully complied with.

Exhibit 3

8.   Subsequent to the date of the most recent financial statements in the Offering Statement, there has been no material adverse change to the business or prospects of the Issuer.

9.   No event has occurred with respect to the Issuer or any of its Officers and Directors which would cause the Issuer to be disqualified from selling the CF Securities in reliance upon Section 4(a)(6) and Regulation Crowdfunding.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Officers Certificate to the Intermediary, StockCross and EquityArcade on this [30] day of [November], 2017.

Name: Megan Summers
Title: Manager

2

Exhibit 4

Damsel Productions LLC, video transcript

Anthony

Damsel is set in a near future where the existence of vampires has been made public and people and vampires live together in a strained harmony. So Damsel is an arcade platformer. Rather than the more methodical and precise platforming of a game in the Mario universe or something like Super Meat Boy, Damsel is a fast paced, score-attack style game. She has a powerful weapon, she can jump high, and she moves really fast through each location. Ideally each mission should feel like the climax of an action movie, with split second decisions, forward momentum and wreaking havoc, Damsel is powerful and we want the player to feel that.

Megan

Damsel is an insanely fun game. It's a female protagonist and for those who need or want a female character or a female hero, I hope that Damsel can be that for them but for everyone else I just hope that they enjoy the fun, see the whimsy and have a laugh while playing the game

Anthony

I hope that people really enjoy the game and appreciate the work that was put into making it. We're a very small team and I think we've done some really high quality work. I also hope that the community will see the depth in the gameplay and be compelled to master it. As a designer I hope I've done enough to let players know that although you can engage with the game on a superficial level, some systems have been designed to be explored deeply and doing this provides a rewarding challenge. From a thematic point of view, I hope we've done enough to provoke thought among our audience about social structures and institutions that we find ourselves in. Damsel, it's a game about power and specifically the exploitation of power and I hope for players to recognize that in their own lives and to think about how exploitation affects them. Or they can ignore that and shoot vampires with a shotgun as well, that's pretty fun.

Megan

So Damsel is currently approximately 75% complete, if we reach our minimum offering it will allow us to polish the art and design for the 120 missions that we have as well as do a sound design pass and have a pass on our story. A sound designer and a writer would be contracted for these roles. The other two main parts that we would be spending the funding on would be marketing/pr and localization as we want as many people to play the game as possible so having those languages is really important to us so more people can play the game

Anthony

So it's often difficult to create an engaging experience without a whole lot of trial and error. Personally I love the process of going from big broad strokes to focusing in on the finer details. Breaking the experience down into smaller and smaller chunks and getting to tune that second-to-second gameplay. It's a really rewarding experience for me. Then in terms from this design problem where we need to figure out all the pieces and how they connect to a composition problem where we have all these notes that can be played and we need to string them together in an interesting way for the player to experience. So for me the most enjoyable part has been playing the game over and over and over making these fine adjustments and sanding off the sharp edges, just making sure those notes are played together smoothly and that the song they create is a rewarding one.